From:	Tony Ambrosio (HR)
To:	SELECTED CBS RADIO EMPLOYEES	cc: Joel Hollander
Date:	May 23, 2006

Under separate cover, you have received a memo from Joel Hollander confirming CBS’s intention to explore the sale of its radio stations in the following 10 markets — Austin, Buffalo, Cincinnati, Columbus, Fresno, Greensboro/Winston Salem, Kansas City, Memphis, Rochester and San Antonio.

Joel, your Regional Executives and the CBS Radio HR staff realize that this kind of announcement is likely to create lots of questions for those of you who work at stations in the ten markets identified. In this initial note from HR, we’ve anticipated that one of the immediate questions that will arise for many of you will be: ‘‘Does this announcement impact my participation in the Voluntary Exchange Offer?’’

It is vital that you take this announcement of our intent to explore the sale of your station into account as you consider the materials CBS provided to you in connection with the CBS Voluntary Exchange Offer (the ‘‘VEO’’). The VEO permits you to exchange stock options granted to you prior to 2006 under management long-term incentive programs and under the Fund the Future program for Restricted Shares. However, we specifically call your attention to the information in the material which describes that the Restricted Shares you would receive if you exchanged your options will initially be unvested. Restricted Shares you receive in the exchange will only begin to vest on the second anniversary of the VEO grant. This means that if your employment with the Company ends prior to the second anniversary of the VEO grant, all of the Restricted Shares will be forfeited and canceled. You should take into account that CBS Radio currently anticipates that the ‘‘closing’’ of any such station sale would likely occur well before the initial vesting date of any Restricted Shares provided through the VEO. If you have already made an election to participate in the ‘‘exchange,’’ you are permitted under the terms of the VEO to withdraw your election at any time prior to the expiration of the offer, which is expected to end on May 31st, 2006. You are encouraged to take advantage of the resources the Company has provided through Ernst & Young if you need further clarification on how the announcement should be factored into your decision-making regarding the VEO.

SELECTED CBS RADIO EMPLOYEES

May 23, 2006

In this initial HR communication, we also wanted to take the opportunity to provide you with some insight into what to expect in the months ahead. As Joel indicated in his memo, between now and the closing of any station sale, you should expect ‘‘business as usual.’’ This announcement of our intent to explore the sale of the stations in these markets, by itself, has no immediate effect on the employees working at a station in these ten markets.

You should also expect that there will be a period of time — measured in months — following this announcement during which few specific new details will emerge as bids from prospective buyers are solicited, evaluated and negotiated. During this time, the best course of action is to continue to stay focused on producing and selling great Radio.

We recognize that in the weeks and months ahead, you will undoubtedly begin to formulate many specific questions. For help getting answers to those questions as they arise, we encourage you to forward your questions to a special email address we have established just for this purpose: eequestions@cbsradio.com. (You can also access the address from the global address book by typing in CBS Radio Employee Questions). We will attempt to answer as many of your questions as we can. We will also plan to share any questions and answers which may be of general interest to employees in all ten markets. However, there will be times when we will need to ask you to understand that certain questions may not have answers until we have moved further into the process.

It is our practice, whenever a definitive agreement is reached for the sale of any of our businesses, for HR staff to come on-site to conduct employee meetings and provide detailed information about how the sale of the business may impact employees and their benefits.

In the meantime, as always, we encourage you to get in touch with your designated local Human Resource contact, or our VP, Human Resources for CBS Radio, Diane Murphy (dhmurphy@cbs.com) if you have questions or concerns that you feel require immediate assistance.